UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                                CERTIFICATE
Exelon Corporation                                                  OF
File No. 70-9693                                               NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's orders dated November 2, 2000 and December 8, 2000. This certificate reports activity in File No. 70-9693 for the period April 1, 2002 through June 30, 2002. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit C for Glossary of Defined Terms

1. Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority.

       Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the December 8, 2000 Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At June 30, 2002, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,106 million, and accordingly, at June 30, 2002, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,894 million. At June 30, 2002, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under the PUHCA) was $1,172 million.

2. Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the Requested EWG/FUCO Authority.

       Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

3. Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the quarter.

       In the second quarter of 2002, Exelon invested in one EWG and committed to invest in a second EWG that would count against the Modified Rule 53 Test. On June 26, 2002, Genco signed an agreement to acquire Sithe New England Holdings, a subsidiary of Sithe Energies, Inc., for $543 million. The parties are seeking FERC and other required approvals by October 31, 2002. If approved, the transaction could be completed in November 2002. In addition, on June 19, 2002, Genco committed to invest $178 million in Southeast Chicago Energy Project, LLC.

       In the second quarter of 2002, Exelon did not invest or commit to invest in a FUCO that would count against the Modified Rule 53 Test.

4. Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

       Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO project in the second quarter.

5. Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of that quarter.

       Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ending June 30, 2002.

6. Order - Consolidated capitalization ratios of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

       At June 30, 2002, Exelon's consolidated capitalization ratio was: debt 62%, common equity 35%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

7.     Order - A table  showing,  as of the end of the  quarter,  the dollar and
       percentage   components   of  the  capital   structure  of  Exelon  on  a
       consolidated basis and of each Utility Subsidiary.

       Capital Structure of Exelon and its utility subsidiaries as of June 30, 2002 are as follows (in millions, except percentage data):



                           Exelon    PECO      ComEd      Genco    PEPCO      SPCO        SECO        ComEd
                                                                                                      Indiana

    Debt 1
    ------

    Amount                 14,833    5,954     6,943      1,402                                        -0-

    Percentage             62%       90%       55%        32%                                          -0-

    Common Equity
    -------------

    Amount                 8,346     385       5,253      2,948    131        122         (3)          21

    Percentage             35%       6%        42%        68%      100%       100%        100%         100%

    Preferred
    ---------
    Securities of
    -------------
    Subsidiaries
    ------------

    Amount                 613       284       336        --

    Percentage             3%        4%        3%         --



8.     Order - The market-to-book ratio of Exelon's common stock.

       At June 30, 2002, the  market-to-book  ratio of Exelon's common stock was
       2.03 to 1.

9. Order - The sale of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale.

       During the second quarter of 2002, 1,196,761 shares of common stock were issued under various employee stock purchase and compensation plans with a price range of $47.07 to $56.52 per share. The average price for the period was $53.36.




--------
    1 See definition under Item 3.

10. Order - The total number of shares of Exelon common stock issued or issuable under to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

       Exelon granted 34,500 stock options in the second quarter of 2002 at an exercise price of $53.96 per share.

11. Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

       Exelon did not transfer any common stock to a seller of securities of a company being acquired during the second quarter of 2002.

12. Order - If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty.

      Name of Parent
      --------------
          Purpose          Name of Subsidiary                    Amount                Terms
          -------          ------------------                    ------                -----

       Genco               Sithe                               30,000,000            12 months
          Power marketing
          and trading

13. Order - The amount and terms of any Exelon indebtedness issued during the quarter.

       Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the second quarter. Daily balances ranged from $110 million to $447 million at an average interest rate of 2.03%.

14. Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter.

       A. Overnight commercial paper issued through Bank One on behalf of PECO during the second quarter. Daily balances ranged from $0 to $196 million at an average interest rate of 1.79%.


       B. Contributions to and Loans from the Utility Money Pool: The activity below reflects a contribution to the money pool by ComEd of Indiana and a loan to ComEd.

                            Exelon Utility Money Pool
                  For the Period April 1 through June 30, 2002

Activity for the quarter - ComEd of Indiana invested surplus funds in the Utility Money Pool during the fourth quarter of 2001 and the first quarter of 2002 and ComEd borrowed such funds. The activity below reflects the interest expense charged ComEd and the interest income earned by ComEd of Indiana during the second quarter of 2002. Interest is based on J.P. Morgan's money market account.

                                                                    ComEd              ComEd of Indiana.
                       Daily              Applied              Interest Expense         Interest Income
        Date          Balance          Interest Rate               Accrual                  Accrual
  --------------  --------------     ----------------         ------------------      -------------------

       1-Apr-02  $   20,500,000            1.75%                $       996.53         $      996.53
       2-Apr-02      20,500,000            1.75%                        996.53                996.53
       3-Apr-02      20,500,000            1.75%                        996.53                996.53
       4-Apr-02      20,500,000            1.73%                        985.14                985.14
       5-Apr-02      20,500,000            1.74%                        990.83                990.83
       6-Apr-02      20,500,000            1.74%                        990.83                990.83
       7-Apr-02      20,500,000            1.74%                        990.83                990.83
       8-Apr-02      20,500,000            1.73%                        985.14                985.14
       9-Apr-02      20,500,000            1.75%                        996.53                996.53
      10-Apr-02      20,500,000            1.77%                      1,007.92              1,007.92
      11-Apr-02      20,500,000            1.78%                      1,013.61              1,013.61
      12-Apr-02      20,500,000            1.80%                      1,025.00              1,025.00
      13-Apr-02      20,500,000            1.80%                      1,025.00              1,025.00
      14-Apr-02      20,500,000            1.80%                      1,025.00              1,025.00
      15-Apr-02      20,500,000            1.80%                      1,025.00              1,025.00
      16-Apr-02      20,500,000            1.84%                      1,047.78              1,047.78
      17-Apr-02      20,500,000            1.82%                      1,036.39              1,036.39
      18-Apr-02      20,500,000            1.84%                      1,047.78              1,047.78
      19-Apr-02      20,500,000            1.84%                      1,047.78              1,047.78
      20-Apr-02      20,500,000            1.84%                      1,047.78              1,047.78
      21-Apr-02      20,500,000            1.84%                      1,047.78              1,047.78
      22-Apr-02      20,500,000            1.83%                      1,042.08              1,042.08
      23-Apr-02      20,500,000            1.84%                      1,047.78              1,047.78
      24-Apr-02      20,500,000            1.83%                      1,042.08              1,042.08
      25-Apr-02      20,500,000            1.83%                      1,042.08              1,042.08
      26-Apr-02      20,500,000            1.85%                      1,053.47              1,053.47
      27-Apr-02      20,500,000            1.85%                      1,053.47              1,053.47
      28-Apr-02      20,500,000            1.85%                      1,053.47              1,053.47
      29-Apr-02      20,500,000            1.85%                      1,053.47              1,053.47
      30-Apr-02      20,500,000            1.85%                      1,053.47              1,053.47
                                     --------------          ---------------------   -----------------

Total                                      1.80%                $    30,767.08         $   30,767.08
                                                             =====================   ==================

       1-May-02  $   20,500,000            1.86%                $     1,059.17         $    1,059.17
       2-May-02      20,500,000            1.85%                      1,053.47              1,053.47
       3-May-02      20,500,000            1.84%                      1,047.78              1,047.78
       4-May-02      20,500,000            1.84%                      1,047.78              1,047.78
       5-May-02      20,500,000            1.84%                      1,047.78              1,047.78
       6-May-02      20,500,000            1.83%                      1,042.08              1,042.08
       7-May-02      20,500,000            1.81%                      1,030.69              1,030.69
       8-May-02      20,500,000            1.81%                      1,030.69              1,030.69
       9-May-02      20,500,000            1.81%                      1,030.69              1,030.69
      10-May-02      20,500,000            1.81%                      1,030.69              1,030.69
      11-May-02      20,500,000            1.81%                      1,030.69              1,030.69
      12-May-02      20,500,000            1.81%                      1,030.69              1,030.69
      13-May-02      20,500,000            1.80%                      1,025.00              1,025.00
      14-May-02      20,500,000            1.79%                      1,019.31              1,019.31
      15-May-02      20,500,000            1.81%                      1,030.69              1,030.69
      16-May-02      20,500,000            1.80%                      1,025.00              1,025.00
      17-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      18-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      19-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      20-May-02      20,500,000            1.78%                      1,013.61              1,013.61
      21-May-02      20,500,000            1.74%                        990.83                990.83
      22-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      23-May-02      20,500,000            1.75%                        996.53                996.53
      24-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      25-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      26-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      27-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      28-May-02      20,500,000            1.77%                      1,007.92              1,007.92
      29-May-02      20,500,000            1.78%                      1,013.61              1,013.61
      30-May-02      20,500,000            1.78%                      1,013.61              1,013.61
      31-May-02      20,500,000            1.78%                      1,013.61              1,013.61
                                     --------------          ---------------------   -----------------

Total                                      1.80%                $    31,695.28         $   31,695.28
                                                             =====================   ==================

       1-Jun-02  $   20,500,000            1.78%                $     1,013.61         $    1,013.61
       2-Jun-02      20,500,000            1.78%                      1,013.61              1,013.61
       3-Jun-02      20,500,000            1.77%                      1,007.92              1,007.92
       4-Jun-02      20,500,000            1.78%                      1,013.61              1,013.61
       5-Jun-02      20,500,000            1.76%                      1,002.22              1,002.22
       6-Jun-02      20,500,000            1.75%                        996.53                996.53
       7-Jun-02      20,500,000            1.73%                        985.14                985.14
       8-Jun-02      20,500,000            1.73%                        985.14                985.14
       9-Jun-02      20,500,000            1.73%                        985.14                985.14
      10-Jun-02      20,500,000            1.72%                        979.44                979.44
      11-Jun-02      20,500,000            1.73%                        985.14                985.14
      12-Jun-02      20,500,000            1.73%                        985.14                985.14
      13-Jun-02      20,500,000            1.73%                        985.14                985.14
      14-Jun-02      20,500,000            1.74%                        990.83                990.83


      15-Jun-02      20,500,000            1.74%                        990.83                990.83
      16-Jun-02      20,500,000            1.74%                        990.83                990.83
      17-Jun-02      20,500,000            1.72%                        979.44                979.44
      18-Jun-02      20,500,000            1.73%                        985.14                985.14
      19-Jun-02      20,500,000            1.72%                        979.44                979.44
      20-Jun-02      20,500,000            1.72%                        979.44                979.44
      21-Jun-02      20,500,000            1.72%                        979.44                979.44
      22-Jun-02      20,500,000            1.72%                        979.44                979.44
      23-Jun-02      20,500,000            1.72%                        979.44                979.44
      24-Jun-02      20,500,000            1.74%                        990.83                990.83
      25-Jun-02      20,500,000            1.74%                        990.83                990.83
      26-Jun-02      20,500,000            1.75%                        996.53                996.53
      27-Jun-02      20,500,000            1.75%                        996.53                996.53
      28-Jun-02      20,500,000            1.75%                        996.53                996.53
      29-Jun-02      20,500,000            1.75%                        996.53                996.53
      30-Jun-02      20,500,000            1.75%                        996.53                996.53
                                     --------------          ---------------------   -----------------

Total                                      1.74%                $    29,736.39         $   29,736.39
                                                             =====================   ==================

15. Order - The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

       None.

16. Order - A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

       1. Certificate filed by Exelon and Genco on August 2, 2002 regarding $29,530,000 of Montgomery County Industrial Development Authority Pollution Control Revenue Refunding Bonds.

       2. Certificate filed by Exelon and ComEd on July 26, 2002 regarding $100,000,000 of Pollution Control Revenue Refunding Bonds.

       3. Certificate filed by Exelon and ComEd on July 26, 2002 regarding $200,000,000 of First Mortgage Bonds.

17. Order - Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

       See Forms S-4 dated April 4, 2002 and S-4/A dated April 24, 2002 for the Registration Statement of Genco regarding $700,000,000 6.95% Senior Notes due 2011.

18. Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

       See form 10-Q filed on August 6, 2002 for Genco, Commission File Number 333-85496.

       See form 10-Q filed on August 6, 2002 for Exelon, Commission File Number 1-6169.

19. Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividend paid out of each capital account and the resulting capital account balances the end of the quarter.

       The consolidated retained earnings analyses of Exelon, ComEd, PECO, Genco, PECO Energy Power Company, Susquehanna Power Company, Susquehanna Electric Company and ComEd of Indiana are attached as Exhibit B.

20. Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

       In April 2002, ComEd entered into a 5-year forward starting swap with Citigroup. The swap carries a notional amount of $100 million and hedges a portion of the Company's future interest rate exposure associated with its anticipated issuance of $700 million in long-term debt during the fourth quarter of 2002. This swap has been designated as a cash flow hedge in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.

       In May 2002, ComEd entered into a 5-year forward starting swap with Barclays. This swap carries a notional amount of $125 million and hedges a portion of the Company's future interest rate exposure associated with its anticipated issuance of $700 million in long-term debt during the fourth quarter of 2002. This swap has been designated as a cash flow hedge in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.

21. Order - The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

       None.

22.    Additional information.

       None.

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2002

                                         EXELON CORPORATION

                                         By: /s/ Matthew F. Hilzinger
                                             -----------------------------------
                                         Vice President and Corporate Controller

                                                                       Exhibit B
                                                                     Page 1 of 1


                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2002
                                  (In millions)


Beginning Balance                                    $1,073
Net Income                                              485
Dividends:
  Common Stock                                         (142)
Tax benefit on stock options exercised                    5
                                                     ------
  Ending Balance                                     $1,421
                                                     ======




                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2002
                                  (In millions)


Beginning Balance                                      $272
Net Income                                               93
Dividends:
   Common Stock                                         (86)
   Preferred Stock                                       (2)
                                                     ------
Ending Balance                                         $277
                                                     ======


                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2002
                                  (In millions)


Beginning Balance                                      $268
  Net Income                                            231
  Dividends:
     Common Stock                                      (117)
                                                     ------
Ending Balance                                         $382
                                                     ======


                                Exelon Generation
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2002
                                  (In millions)


Beginning Balance                                      $603
  Net Income                                             84
  Dividends:
     Common Stock                                         0
                                                     ------
Ending Balance                                         $687
                                                     ======

                            PECO Energy Power Company
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2002
                                  (In millions)


Beginning Balance                                       $29
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                     ------
Ending Balance                                          $32
                                                     ======


                            Susquehanna Power Company
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2002
                                  (In millions)


Beginning Balance                                       $25
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                     ------
Ending Balance                                          $28
                                                     ======


                          Susquehanna Electric Company
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2002
                                  (In millions)


Beginning Balance                                      $ (2)
  Net Income                                             (2)
  Dividends:
     Common Stock                                         0
                                                     ------
Ending Balance                                          $(4)
                                                     ======

                                ComEd of Indiana
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2002
                                  (In millions)


Beginning Balance                                     $   1
  Net Income
  Dividends:
     Common Stock                                         0
                                                     ------
Ending Balance                                           $1
                                                     ======

                                                                       Exhibit C
                                                                     Page 1 of 1


Glossary of Defined Terms
-------------------------

AmerGen                    AmerGen Energy Company, L.L.C.
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
Exelon                     Exelon Corporation
EWGs                       Exempt wholesale generators
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Genco                      Exelon Generation Company, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust (a subsidiary of PECO)
Sithe                      Sithe Energy, Inc.
Sithe NEH                  Sithe New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company